NEWS RELEASE

CONTACT:

Bob Aronson
Stage Stores
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

Shelley Whiddon - media
Alliance Data
214-494-3811
(shelley.whiddon@alliancedata.com)

FOR IMMEDIATE RELEASE

Stage Stores Signs Long-Term Contract Extension With Alliance Data; Amended and Restated Private Label Credit Card Plan Agreement Aimed At Driving Growth For Leading Retailer

HOUSTON, TX, August 13, 2012 - Stage Stores, Inc. (NYSE: SSI) and Alliance Data Systems Corporation (NYSE: ADS) today announced that they have signed a long-term Amended and Restated Private Label Credit Card Renewal Agreement for private label credit card services.

Under the terms of the agreement, Alliance Data's Retail Services business will continue to provide a full suite of private label credit card services geared toward driving sales and brand loyalty to grow Stage Stores' customer base. In addition, Alliance Data and Stage Stores will collaborate to develop and launch a new, simplified loyalty program, with enhanced benefits and incentives exclusive to cardholders. Stage Stores currently operates 836 stores in 40 states under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's trade names.

Michael Glazer, President and Chief Executive Office of Stage Stores, commented, "We consider our private label credit card program to be a key component of our retailing concept, and we place a high degree of importance on the relationship that we have with our cardholders. Alliance Data is a recognized industry leader, with strong retail experience, systems capabilities and dedication to customer service, and we are extremely pleased to be continuing our long-term strategic relationship with them. We are highly confident that Alliance Data will continue to deliver superior credit products and services to our cardholders, as well as to provide a robust suite of tools designed to drive sales and strengthen the relationship with our customers."

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Melisa Miller, president of Alliance Data Retail Services, said, "We look forward to continuing our nearly decade-long partnership with Stage Stores, and we are very pleased they will rely on us to continue to provide critical services to their business and their customers. Through our innovative credit and marketing programs, we are confident we can continue to play a significant role in growing their private label credit card program and help them realize their goals of profitable growth and enhanced customer loyalty."

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 836 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

About Alliance Data

Alliance Data® (NYSE:ADS) and its combined businesses is North America's largest and most comprehensive provider of transaction-based, data-driven marketing and loyalty solutions serving large, consumer-based industries. The Company creates and deploys customized solutions, enhancing the critical customer marketing experience; the result is measurably changing consumer behavior while driving business growth and profitability for some of today's most recognizable brands. Alliance Data helps its clients create and increase customer loyalty through solutions that engage millions of customers each day across multiple touch points using traditional, digital, mobile and other emerging technologies. Headquartered in Dallas, Alliance Data employs nearly 9,000 associates at more than 50 locations worldwide.

Alliance Data is a leading provider of marketing-driven credit solutions, and is the parent company of Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services, and LoyaltyOne®, which owns and operates the AIR MILES® Reward Program, Canada's premier coalition loyalty program. For more information about the company, visit our web site, www.AllianceData.com, or you can follow us on Twitter at www.Twitter.com/AllianceData.

Alliance Data's Safe Harbor Statement/Forward Looking Statements

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in our filings with the Securities and Exchange Commission.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this presentation reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this presentation regarding Alliance Data Systems Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report on Form 10-K for the most recently ended fiscal year. Risk factors may be updated in Item 1A in each of the Company's Quarterly Reports on Form 10-Q for each quarterly period subsequent to the Company's most recent Form 10-K.

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